QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)(1)

Schuler Homes, Inc. (Name of Issuer)
Class A Common Stock (Title of Class of Securities)
808188 10 6 (CUSIP Number)
James K. Schuler Schuler Homes, Inc. 828 Fort Street Mall, 4th Floor Honolulu, Hawaii 96813 (808) 521-5661
with a copy to

Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, California 90067
Attention: Robert K. Montgomery, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP No. 808188106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James K. Schuler

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 808188106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James and Patricia Schuler Foundation

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 808188106	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James K. Schuler 1998 Qualified Annuity Trust, James K. Schuler as Sole Trustee

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 808188106	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James K. Schuler Revocable Living Trust, James K. Schuler as Sole Trustee

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP*	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hawaii

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 7 Pages

        This Amendment No. 2 amends and supplements the Statement on Schedule 13D dated April 3, 2001 (the "Statement"), as with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Statement dated October 22, 2001.

        This Amendment No. 2 is being filed by the Reporting Persons to report the completion of the merger of Schuler Homes, Inc. (the "Issuer") with and into D.R. Horton, Inc. ("DHI"), with DHI as the surviving corporation. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 4. Purpose of the Transaction.

        Item 4 is hereby supplemented to add the following:

        On February 21, 2002, DHI and the Issuer completed the merger of the Issuer with and into DHI, with DHI as the surviving corporation, pursuant to an Agreement and Plan of Merger dated as of October 22, 2001, as amended, between the Issuer and DHI (the "Merger Agreement"). As a result of the merger, all shares of Class A Common Stock and Class B Common Stock of the Issuer were converted into the right to receive the merger consideration, consisting of a combination of shares of DHI Common Stock and an amount of cash determined in accordance with the Merger Agreement. As a result of the merger, no shares of Class A or Class B Common Stock of the Issuer are registered under Sections 12(b) or 12(g) under the Securities Exchange Act of 1934 (the "Act") or are subject to the reporting obligations under Section 15(d) of the Act.

Item 5. Interest In Securities Of The Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)-(b)  As a result of the merger between the Issuer and DHI, all of the shares of Class A Common Stock and Class B Common Stock of the Issuer were converted into the right to receive the merger consideration, consisting of shares of DHI Common Stock and cash. Therefore, the Reporting Persons no longer beneficially own any shares of the Issuer's Common Stock for which is there is sole or shared power to vote or direct the vote, or sole or shared power to dispose of or direct the disposition.

        (c)  Pursuant to the Merger Agreement, on February 21, 2002, all shares of the Issuer's Class A and Class B Common Stock was converted into the right to receive the merger consideration, as set forth in the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 7 to this Statement, as amended by the amendment (filed as Exhibit 8 to this Statement). The base merger consideration is set forth in the press release filed as Exhibit 9 to this Statement.

        (d)  Not applicable.

        (e)  February 21, 2002.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:
Exhibit 7:
Agreement and Plan of Merger dated as of October 22, 2001 by and between D.R. Horton, Inc. and Schuler Homes, Inc. (incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Commission on October 24, 2001).
Exhibit 8:
Amendment to Agreement and Plan of Merger, dated as of November 8, 2001 (incorporated by reference from Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed with the Commission on November 9, 2001.
Exhibit 9:	Joint Press Release dated February 21, 2002.

Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2002 Date
/s/ JAMES K. SCHULER Signature
James K. Schuler Name

QuickLinks

  Item 4. Purpose of the Transaction.
  Item 5. Interest In Securities Of The Issuer.
  Item 7. Materials to be Filed as Exhibits.
SIGNATURE